Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM EXPANDS BUSINESS WITH
STRATEGIC CYBER SECURITY CUSTOMER

- New Design Win & Growing Pipeline of Product Evaluations
Underscore Customer’s Potential to Become a Multi-Million Dollar
Account -

KFAR SAVA, Israel— August 23, 2016 , - Silicom Ltd. (NASDAQ: SILC) today announced that the strategic cyber security customer whose engagement with Silicom was announced in March 2015 has awarded the Company an additional new Design Win for an encryption product.

The new Design Win is for an advanced Silicom Intel-based Encryption Adapter that the customer will use to support its transition from software-based encryption to hardware-based off-loaded encryption acceleration. In parallel, the customer continues to increase its level of interest in additional Silicom products, as demonstrated by the evaluation processes that it is currently carrying out for various server adapters, high-end and low-end platforms, FPGA-based smart cards and more.

“When we initiated our relationship with this strategic client, we recognized its significant expansion potential, and now, it is starting to happen,” commented Mr. Shaike Orbach, Silicom’s President and CEO. “The customer uses a variety of appliances with different types of cards, many of which have a clear need for the Silicom flexibility and performance edge. Given how pleased they have been with our products and relationship over the past 18 months – as demonstrated by this new win - and the multiple product evaluations underway, we believe that the customer is on track to becoming a several-million-dollar account over time.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/25/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com